RMG ACQUISITION CORP.

50 West Street, Suite 40-C

New York, New York 10006

December 9, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sherry Haywood, Staff Attorney Sergio Chinos, Staff Attorney

Re:	RMG Acquisition Corp.

Registration Statement on Form S-4

File No. 333-249488

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, RMG Acquisition Corp. (the “Registrant”) hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 3:00 P.M., Eastern Standard Time, on December 10, 2020, or as soon as practicable thereafter.

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Securities and Exchange Commission
December 9, 2020

Please direct any questions regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

RMG Acquisition Corp.

/s/ Robert S. Mancini
Name:	Robert S. Mancini
Title:	Chief Executive Officer

cc:	Philip Kassin, RMG Acquisition Corp.

Lionel E. Selwood, Jr., Romeo Systems, Inc.

Lauren Webb, Romeo Systems, Inc.

Ryan J. Maierson, Latham & Watkins LLP

David S. Allinson, Latham & Watkins LLP

David Hernand, Paul Hastings LLP

Jonathan Ko, Paul Hastings LLP